SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 6, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, April 6th 2010.

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please be advised that the Shareholders’ Meeting held on the date hereof  resolved to distribute to the shareholders as cash dividend up to the amount of AR $ 208,069,808.80 (35% of the outstanding capital stock of AR $594,485,168), subject to approval by Banco Central de la República Argentina authorizing the Board of Directors to make available to the Shareholders, in accordance with their relevant shareholdings, the approved cash dividend, once the above mentioned authorization by the BCRA has been duly obtained.

The total amount of dividends to be distributed derives from income for the fiscal year 2008.

The above described distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law, since the distributed dividends do not exceed the income determined after applying the general rules and provisions of such law.

Sincerely,

Luis Cerolini

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 6, 2010

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director